Exhibit 99.1

Scorpio Tankers Inc. Announces Update on Q4 2022 Events, Including Q4 2022 Daily TCE Revenues

MONACO, Dec. 14, 2022 (GLOBE NEWSWIRE) — Scorpio Tankers Inc. (NYSE:STNG) (“Scorpio Tankers,” or the “Company”) announces an update on Q4 2022 events, including the quarter to date Daily TCE Revenues. The Company will also host a conference call at 8:30am Eastern Standard Time and 2:30pm Central European Time on December 14, 2022, the details of which are below.

Fourth Quarter of 2022 Daily Time Charter Equivalent (“TCE”) Revenues

Below is a summary of the daily Time Charter Equivalent (“TCE”) revenue and duration of contracted voyages and time charters for the Company’s vessels (both in the pools and outside of the pools) thus far in the fourth quarter of 2022 as of the date hereof:

	Pool and Spot Market				Time Charters Out of the Pool
	Avg. Daily TCE Revenue (1)	Expected Revenue Days (2)	% of Days	Avg. Daily TCE Revenue of Spot Fixtures Entered from December 1, 2022	Avg. Daily TCE Revenue (1)	Expected Revenue Days (2)	% of Days
LR2	$58,000	2,897	93%	$90,000	$28,600	642	100%
MR	$43,000	4,696	89%	$75,000	$21,600	442	100%
Handymax	$45,000	1,272	85%	$65,000	N/A	N/A	N/A

    (1)    TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management.
    (2)    Expected Revenue Days are the total number of calendar days in the quarter for each vessel, less the total number of expected off-hire days during the period associated with major repairs or drydockings. Consequently, Expected Revenue Days represent the total number of days the vessel is expected to be available to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net vessel revenues between periods.

Time Charter Out Agreement

In December 2022, the Company entered into a time charter out agreement for an LR2 product tanker with an oil major for a future delivery for three years at an average rate of $37,500 per day, which is subject to final customer approval.

Exercise of Purchase Options on Six MRs

The Company has given notice to exercise its purchase options on six MR product tankers (STI Battery, STI Milwaukee, STI Tribeca, STI Bronx, STI Manhattan and STI Seneca). These vessels were sold and leased back by the Company in August 2018. The leases bear interest at LIBOR plus a margin of 3.20% per annum and the purchase, which is expected to occur before the end of December 2022, will result in a debt reduction of $99.0 million for the Company.

New Financing

The Company has received commitments for two separate credit facilities of up to $166.5 million in aggregate.

The first commitment is from a North American financial institution for a credit facility of up to $49.1 million. The credit facility is expected to be used to finance two LR2 product tankers. The credit facility has a final maturity of five years from the signing date and bears interest at SOFR plus a margin of 1.90% per annum.

The second commitment is from a European financial institution for a credit facility of up to $117.4 million. The credit facility is expected to be used to finance two Handymax product tankers, four MR product tankers and one LR2 product tanker. The credit facility has a final maturity of five years from the drawdown date of each vessel and bears interest at SOFR plus a margin of 1.925% per annum.

The terms and conditions of both credit facilities, including financial covenants, are similar to those set forth in the Company’s existing credit facilities. The credit facilities are subject to customary conditions precedent and the execution of definitive documentation, and are expected to close within the first quarter of 2023.

The proceeds of these new facilities are expected to be used to repay more expensive lease financing.

Purchase of Common Shares

In December 2022, the Company has purchased 559,532 of its common shares in the open market at an average price of $51.20 per share as part of its new securities repurchase program, which was authorized on October 31, 2022. There is $221.4 million of remaining availability under the new securities repurchase program, and there are 61,492,838 common shares of the Company outstanding as of the date of this press release.

Conference Call

The Company will host a conference call at 8:30am Eastern Standard Time and 2:30pm Central European Time. The Conference call details are as follows:

Date: Wednesday, December 14, 2022
Time: 8:30 AM Eastern Standard Time and 2:30 PM Central European Time

The conference call will be available over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com and the webcast link: https://edge.media-server.com/mmc/p/vxcy9q9s

Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The conference will also be available telephonically:
Conference Call Name: Scorpio Tankers Inc. Call
US/CANADA Dial-In Number: 1-833-630-1956
International Dial-In Number: +1-412-317-1837
Conference Code: 10173809
Participants should dial into the call 10 minutes before the scheduled time.

The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns, lease finances or bareboat charters-in 113 product tankers (39 LR2 tankers, 60 MR tankers and 14 Handymax tankers) with an average age of 6.9 years. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including the impact of the conflict in Ukraine, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company’s filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: investor.relations@scorpiotankers.com